Contact

www.linkedin.com/in/lcinnovation (LinkedIn)
LCinnovation.org (Company)

Top Skills

Team Management
Management
Manufacturing Systems

Certifications

Injection Molding
Lean Six Sigma Master Black Belt
Lean Six Sigma Master Black Belt Certification
Marketing Principles and Practice
ISO 14001 Requirements

Bryan Barrera, PhD Candidate

CEO @ LC Innovation | Business Strategy and Executive Leadership Development
Riverside, California, United States

Summary

Bryan is the Chief Executive Officer of LC Innovation, a consulting firm that helps businesses achieve excellence in strategy, executive leadership development, cultural awareness, sales and marketing, operations, lean manufacturing, innovation, and quality management. He has over 15 years of experience as a senior executive in various industries, including plastics, medical devices, and technology.

With a President's and Key Executives MBA from Pepperdine University's Graziadio Business School and a PhD in Industrial and Organizational Psychology in progress from The Chicago School, Bryan combines academic knowledge and practical skills to deliver impactful solutions for his clients. He is also a Lean Six Sigma Master Black Belt, a mentor and content expert for RevHub OC’s Catalyze Impact program at UC Irvine's Beall Applied Innovation Center, and an Amazon best-selling author of "Your Ego: The Real Reason Your Business is Failing." Bryan's mission is to empower business leaders to overcome their ego and achieve their full potential.

Experience

LC Innovation

Chief Executive Officer
July 2022 - Present (1 year 9 months)
California, United States

Executive Leadership and Business Consulting including Strategy, Sales and Marketing, Operations, Lean Manufacturing, Innovation and Quality Management

Trademark Plastics, Inc.

9 years 6 months

Chief Operating Officer
December 2020 - June 2022 (1 year 7 months)
Riverside, California, United States

Vice President
December 2017 - December 2020 (3 years 1 month)
Riverside County, California, United States

Operations, Quality, Molding, Engineering, Human Resources (2017- March 2020), Sales, Marketing

Vice President of Sales
October 2016 - December 2017 (1 year 3 months)
Riverside, California

Sales Manager
January 2013 - September 2016 (3 years 9 months)
Riverside, CA

San Manuel Casino
Executive Host
November 2004 - December 2012 (8 years 2 months)
Highland, California

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Education

The Chicago School
Doctor of Philosophy - PhD, Industrial and Organizational Psychology · (September 2020 - June 2024)

The Chicago School of Professional Psychology
Doctor of Philosophy - PhD, Organizational Leadership · (September 2020 - 2023)

Pepperdine Graziadio Business School
Master of Business Administration - MBA, Presidents and Key Executives · (April 2019 - August 2020)

Pepperdine Graziadio Business School
Master of Business Administration - MBA, Presidents and Key Executives · (April 2019 - August 2020)